UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UNIVERSAL AMERICAN CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

91338E101

(CUSIP Number)

Partners Healthcare Solutions Holdings, L.P.

c/o GTCR Golder Rauner II, L.L.C.

300 N. LaSalle Street

Suite 5600

Chicago, Illinois 60654

Attention: Jeffrey S. Wright

(312) 382-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Margaret A. Gibson, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

June 27, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91338E101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Partners Healthcare Solutions Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,994,219
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,994,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,994,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 91338E101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Partners Healthcare Solutions Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,994,219
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,994,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,994,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 91338E101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS GTCR Fund IX/A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,994,219
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,994,219
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,994,219
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 91338E101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS GTCR Partners IX, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,995,280
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,995,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,995,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 91338E101	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS GTCR Golder Rauner II, L.L.C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,995,280
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,995,280
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,995,280
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Amendment No. 1 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by the Reporting Persons with respect to the Common Stock of the Company on March 9, 2012 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

This Amendment No. 1 is being filed to reflect a change in the Reporting Persons’ percentage beneficial ownership of the Common Stock as a result of the Common Stock repurchase by the Company as reported on its Current Report on Form 8-K filed with the SEC on June 27, 2016 (the “Share Repurchase”) which reduced the number of outstanding shares of the Common Stock. The information set forth in this Amendment No. 1 regarding percentage beneficial ownership is as of the date hereof and assumes there are 65,170,973 shares of Common Stock outstanding by subtracting the number of shares of Common Stock repurchased in the Share Repurchase (16,893,090 shares of voting Common Stock) from the number of shares of Common Stock outstanding as reported on the Company’s Quarterly Report on Form 10-Q as filed with the SEC on May 10, 2016 (82,064,063 shares of voting Common Stock).

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (b) are hereby amended and restated in their entirety as follows:

(a) APSLP is the direct beneficial owner of 5,994,219 shares of Common Stock, or approximately 9.2% of the Common Stock outstanding as of the date of this Statement.

APSGP, as the sole general partner of APSLP, may be deemed to possess indirect beneficial ownership of 5,994,219 shares of Common Stock beneficially owned by APSLP, or approximately 9.2% of the Common Stock outstanding as of the date of this Statement. The filing of this Statement by APSGP shall not be construed as an admission that APSGP is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares held by APSLP.

Fund IX/A, by virtue of its being the managing member of APSGP, may be deemed to possess indirect beneficial ownership of the 5,994,219 shares of Common Stock indirectly beneficially owned by APSGP, or approximately 9.2% of the Common Stock outstanding as of the date of this Statement. The filing of this Statement by Fund IX/A shall not be construed as an admission that Fund IX/A is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of shares indirectly held by APSGP.

Partners IX, as the sole general partner of Fund IX/A, may be deemed to possess indirect beneficial ownership of the 5,994,219 shares of Common Stock indirectly beneficially owned by Fund IX/A, and directly holds 1,061 shares of Common Stock, or approximately 9.2% of the Common Stock in the aggregate as of the date of this Statement. The filing of this Statement by Partners IX shall not be construed as an admission that Partners IX is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares indirectly held by Fund IX/A.

GTCR, as the sole general partner of Partners IX, may be deemed to possess indirect beneficial ownership of the 5,995,280 shares of Common Stock indirectly beneficially owned by Partners IX, which represents approximately 9.2% of the Common Stock as of the date of this Statement. The filing of this Statement by GTCR shall not be construed as an admission that GTCR is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares indirectly or directly held by Partners IX.

(b) By virtue of the relationship among APSLP, APSGP, Fund IX/A, Partners IX and GTCR described in Item 2, APSLP, APSGP and Fund IX/A may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 5,994,219 shares of Common Stock and Partners IX and GTCR may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 5,995,280 shares of Common Stock as set forth in rows 7 through 13 of the respective cover pages of this Statement.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2016

GTCR GOLDER RAUNER II, L.L.C.

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

GTCR PARTNERS IX, L.P.

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

GTCR FUND IX/A, L.P.

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

PARTNERS HEALTHCARE SOLUTIONS HOLDINGS GP, LLC

By:	GTCR Fund IX/A, L.P.
Its:	Managing Member

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

PARTNERS HEALTHCARE SOLUTIONS HOLDINGS, L.P.

By:	Partners Healthcare Solutions Holdings GP, LLC
Its:	General Partner

By:	GTCR Fund IX/A, L.P.
Its:	Managing Member

By:	GTCR Partners IX, L.P.
Its:	General Partner

By:	GTCR Golder Rauner II, L.L.C.
Its:	General Partner

By:	/s/ Brian C. Van Klompenberg, P.C.
Name:	Brian C. Van Klompenberg, P.C.
Its:	Attorney-in-Fact

Schedule A

Schedule A to the Schedule 13D is amended and restated in its entirety as follows:

Decisions of the investment committee of GTCR with respect to the voting and disposition of the shares of the Common Stock are made by a vote of a majority of its members, and, as a result, no single member of the investment committee has voting or dispositive authority over such shares. Messrs. Philip A. Canfield, David A. Donnini, Collin E. Roche, Craig A. Bondy, Constantine S. Mihas, Mark M. Anderson, Aaron D. Cohen and Sean L. Cunningham are each managing directors of GTCR LLC, which provides management services to GTCR, and each disclaims beneficial ownership of the shares held by GTCR, except to the extent of his pecuniary interest in such shares.

The principal occupation of each of the individuals listed on this Schedule A is serving as a managing director of GTCR LLC. The business address of each such individual is GTCR LLC, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois 60654.

The filing of this Statement shall not be construed as an admission that any of such individuals is, for the purpose of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.